Filed by Hudson Valley Holding Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hudson Valley Holding Corp.
(Commission File No. 001-34453)

HVB CEO EMAIL TO EMPLOYEES

Defining the Difference

Your commitment and dedication has done exactly that over the last 40 plus years, culminating in bringing Hudson Valley Bank to the next level.  It requires us to now optimally deliver a premier customer experience and provide an environment that exceeds the customer’s expectations.  Everyone has been instrumental in getting us to this point and now we choose the path that will enhance our Difference through today’s announcement of our franchise joining Sterling Bank.

Through an effective and efficient business model, our family of clientele and associates will join forces with a powerhouse team making us a $10 billion dollar asset commercial bank with better delivery channels, improved performance and uncapped opportunity.  It is an exciting time that will greatly reward our stakeholders through your help in combining the efforts of our two exceptional banks into a new and stronger regional bank.

We have a proud history of service and accomplishments for our customers, employees, communities and shareholders.  We share common beliefs with Sterling Bank including our focus on the customer, service to the community, exceptional opportunities for employees and a commitment to financial excellence.   A proud and exciting future awaits.   Let’s boldly seize the opportunity.

I invite you to join me on a call at 9:00AM this morning when I will share additional details.

You can utilize the following conference call number:

Conference Call Number: (866) 244-4519
Confirmation Number: 343661

The Press Release announcing this merger has been posted to the Intranet and is available on our website.

On a personal note, I am very proud of each and every one of you and thank you for your hard work and dedication throughout the years.   It has been my pleasure to work with all of you.

HUDSON VALLEY BANK BULLETIN MEETING
Topic: Hudson Valley Holding Corp. to Merge with Sterling Bancorp

Staff Meeting Agenda
I.	Background
II.	Frequently Asked Questions
III.	News Release

I. Background

Sterling’s strategy has eight core elements:
1.	Focus on select market segments
–	Owner led/closely held middle market commercial enterprises
–	Affluent households
–	Greater NY market
–	Full range of product capabilities
2.	Compete on service experience versus product or price superiority
–	Prioritize relationships over transactions
3.	Deploy a single point of contact delivery model in all delivery channels
4.	Leverage select specialty finance capabilities beyond primary trade area
5.	Partner and outsource wherever possible to capture operational economies or product expertise; own distribution/customer contact
6.	Create a high performance, execution-driven corporate culture
7.	Maintain a contemporary and robust risk management capability
8.	Selectively invest in technology to drive efficiencies, enhance service experience and manage risk

This strategic acquisition with Sterling Bancorp strengthens our position as a high performance regional bank and allows us greater reach into the New York metropolitan area to deliver our successful strategy.

HUDSON VALLEY BANK BULLETIN MEETING
Topic: Hudson Valley Holding Corp. to Merge with Sterling Bancorp

Frequently Asked Questions

Q: Why are we merging with Sterling Bancorp?
A: The addition of Hudson Valley Holding Corp to Sterling Bancorp will strengthen our position as leading regional bank specializing in serving small-to-middle market commercial and consumer clients in the greater New York metropolitan area.
a.	Approximately $10.5 billion in assets
b.
The combined company will have strong asset-generation capabilities, a cost-effective funding mix, and a broad footprint in the dynamic marketplace centered on New York City and its surrounding region. Both companies share a relationship-based sales and service culture.

c.	The merger combines complementary strengths of Sterling’s commercial lending expertise and Hudson Valley’s attractive deposit base.

About Sterling National Bank:

Sterling has a 125 year history in the New York metropolitan area.

▪	Sterling and Hudson have complementary core strengths. Together we will create a stronger bank with greater financial resources that will provide greater value to our clients.
▪	Like us, Sterling specializes in serving small- and mid-sized business, not for profit organizations and their principals.
▪	Sterling also shares our relationship based sales and service culture.

Please visit www.snb.com for more information.

Q: What does this mean for Hudson Valley Bank?
A: The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary, Sterling National Bank. The resulting institution will have a footprint spanning New York City, the Hudson Valley, Long Island and New Jersey.

This new partnership will provide a stronger bank with greater financial resources that can provide even greater value to our clients. This addition will strengthen our position as a leading regional bank specializing in serving small-to-middle market commercial and consumer clients in the greater New York metropolitan area.

Q: What does this mean for our clients?
A: This announcement has no immediate impact on day-to-day operations and it remains business as usual.  We remain as focused as ever on our client’s needs and will continue to provide outstanding service and support they have come to expect from us. We will continue to use the current systems that we have. We anticipate there will be few changes to our products or services as a result of this merger.

Q: How does this affect me?
A: After Sterling completed the merger with Provident, they created an excellent blueprint for a successful integration. We will be joining that organization and adopting their strategy, goals and culture. We also share a common Fiserv technology platform. They will investigate and apply the best practices inherent in both organizations, as well as identify and retain high performing employees.

The leadership team will be assembled from both organizations with Jack Kopnisky retaining the CEO position and Luis Massiani serving as Senior EVP and Chief Financial Officer. Louis J. Cappelli, current Sterling Bancorp Chairman will serve as Chairman of the Board.

As in all mergers, efficiencies must be realized in order to deliver shareholder value. There will be a merger integration process designed to identify and implement efficiency initiatives. We will not have any further details until the merger process is further along. For now, it is business as usual for the Bank. We owe it to our clients to continue to deliver the high level of service they are accustomed to.

Q: What happens next?
A: This transaction requires the approval of shareholders and regulators. This will take several months and we anticipate closing the transaction in the second quarter of 2015. As we get closer to closing, the planning process for integrating Hudson Valley will become increasingly detailed as we prepare for Day 1 as one Bank. In the interim, we all need to continue to focus on serving our clients and operating the Bank in a safe, sound and efficient manner.

Q: When and how will I hear more?
A: As we have done in the past, we will share regular updates on our progress and important information you need to know. We encourage everyone to check update emails and postings on a dedicated intranet update portal (TBD). As always, discuss specific questions with your manager too; he/she will be able to address most questions or can certainly escalate to the appropriate area for more information.

Forward-Looking Statements

The information presented herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s and Hudson Valley Holding Corp.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Sterling Bancorp’s and Hudson Valley Holding Corp.’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Sterling Bancorp and Hudson Valley Holding Corp. shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Sterling Bancorp and Hudson Valley Holding Corp. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Sterling Bancorp’s and Hudson Valley Holding Corp.’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling Bancorp with the SEC may be obtained free of charge at Sterling Bancorp’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling Bancorp by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040.

The documents filed by Hudson Valley Holding Corp. with the SEC may be obtained free of charge at Hudson Valley Holding Corp.’s website at www.hudsonvalleybank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hudson Valley Holding Corp. by requesting them in writing to Hudson Valley Holding Corp., c/o Hudson Valley Bank, 21 Scarsdale Road, Yonkers, New York 10707; Attention: Investor Relations, or by telephone at (914) 961-6100.

In connection with the proposed transaction, Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Hudson Valley Holding Corp. and Sterling Bancorp and a prospectus of Sterling Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Hudson Valley Holding Corp. and Sterling Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Sterling Bancorp or Hudson Valley Holding Corp. by writing to the addresses provided for each company set forth in the paragraphs above.

Sterling Bancorp, Hudson Valley Holding Corp., their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Sterling Bancorp and Hudson Valley Holding Corp. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sterling Bancorp and their ownership of Sterling Bancorp common stock is set forth in the definitive proxy statement for Sterling Bancorp’s 2014 annual meeting of stockholders, as previously filed with the SEC on January 10, 2014. Information about the directors and executive officers of Hudson Valley Holding Corp. and their ownership of Hudson Valley Holding Corp. common stock is set forth in the definitive proxy statement for Hudson Valley Holding Corp.’s 2014 annual meeting of stockholders, as previously filed with the SEC on April 9, 2014.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of the registration statement and joint proxy statement/prospectus may be obtained as described in the paragraphs above.